         UNITED STATES OF AMERICA
                  Before the
SECURITIES AND EXCHANGE COMMISSION
____________________________________________

         In the Matter of

NATIONAL FUEL GAS COMPANY
NATIONAL FUEL GAS SUPPLY CORPORATION
NATIONAL FUEL RESOURCES, INC.
SENECA RESOURCES CORPORATION
HORIZON LFG, INC. (formerly known
as UPSTATE ENERGY INC.)

File No. 70-9525
(Public Utility Holding Company Act of 1935)
____________________________________________	SIXTEENTH CERTIFICATE PURSUANT TO RULE 24

        THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company (“National”), and its subsidiary, Seneca Resources Corporation (“Seneca”), in the Application-Declaration on Form U-1, as amended (“Application-Declaration”), in SEC File No. 70-9525, have been carried out in accordance with the terms and conditions of, and for the purposes as represented by, said Application-Declaration, and the Order of the Securities and Exchange Commission (HCAR No. 35-27114 dated December 16, 1999) with respect thereto, as amended.

I.	Name and Purpose of Foreign Energy Affiliates Formed Or In Which Interests Were Acquired:

        During the quarter ended March 31, 2004 (“Quarter”), no new “Foreign Energy Affiliates” were acquired. National’s Foreign Energy Affiliate is Seneca Energy Canada Inc., an Alberta, Canada corporation (“SECI”).

II.     Foreign Energy Affiliate Financial Statements:

        The following exhibits are attached to and made a part of this Certificate:

Exhibit A – Income Statement of SECI for the quarter ended March 31, 2004

Exhibit B – Balance Sheet of SECI as of March 31, 2004

III.     Description of Specific Activities:

        During the Quarter, SECI continued to operate its oil and gas exploration and production business in Canada.

IV.     Percentage of Revenues Attributable to the Sale of Energy Commodities in Canada:

        During the Quarter, Canadian oil sales represented approximately 7.78% of the total revenues generated by Seneca (on a consolidated basis, net of hedging) from the sale of oil.

        During the Quarter, Canadian natural gas sales represented approximately 17.29% of the total revenues generated by Seneca (on a consolidated basis, net of hedging) from the sale of natural gas.

        IN WITNESS WHEREOF, the undersigned companies have caused this Certificate to be executed as of this 14th day of May, 2004.

NATIONAL FUEL GAS COMPANY By: /s/ P. C. Ackerman P. C. Ackerman Chairman, President & CEO

SENECA RESOURCES CORPORATION By: /s/ J. A. Beck J. A. Beck President